UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2024

Commission file number: 001-41482

Jeffs’ Brands Ltd

(Translation of registrant’s name into English)

7 Mezada St.
Bnei Brak, Israel 5126112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

Proxy Materials for Annual General Meeting

Annexed hereto and incorporated by reference herein are copies of the following documents that are being distributed by the board of directors of Jeffs’ Brands Ltd (“Jeffs’ Brands”) to Jeffs’ Brands’ shareholders in connection with Jeffs’ Brands’ 2024 Annual General Meeting of Shareholders (the “Annual Meeting”), which is scheduled to be held at 5 p.m. local (Israel) time on Tuesday, July 16, 2024 at Jeffs’ Brands’ principal executive offices, which are located at 7 Mezada St. Bnei Brak, 5126112 Israel.

(i)	Notice and Proxy Statement, each dated June 11, 2024, describing the proposals to be presented at, and logistical information related to, the Annual Meeting (Exhibit 99.1); and

(ii)	Proxy Card for use by Jeffs’ Brands’ shareholders for voting on the proposals to be presented at the Annual Meeting (Exhibit 99.2).

Only shareholders of record who hold ordinary shares, no par value, of Jeffs’ Brands at the close of business on Wednesday, June 12, 2024, will be entitled to notice of and to vote at the Annual Meeting and any postponements or adjournments thereof.

Exhibits

Exhibit No.	Title of Exhibit
99.1	Notice of, and Proxy Statement for, 2024 Annual General Meeting of Jeffs’ Brands Ltd, each dated June 11, 2024
99.2	Proxy Card for use in connection with the 2024 Annual General Meeting of Jeffs’ Brands Ltd

Incorporation by Reference

The contents of this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”), including Exhibits 99.1 and 99.2 hereto, are incorporated by reference are hereby incorporated by reference into the Company’s: (i) registration statement on Form F-3, as amended (File No. 333-262835); and (ii) the registration statement on Form S-8 (File No. 333-269119), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jeffs’ Brands Ltd

Date: June 11, 2024	By:	/s/ Ronen Zalayet
Ronen Zalayet
Chief Financial Officer

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